UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Blair Corporation

(Name of Subject Company (issuer))

Blair Corporation (Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, without nominal or par value

(Title of Class of Securities)

092828102

(CUSIP Number of Class of Securities)

Daniel R. Blair

Secretary

220 Hickory Street

Warren, Pennsylvania 16366

(814) 723-3600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

John H. Vogel, Esq.

Philip G. Feigen, Esq.

Patton Boggs LLP

2550 M Street, N.W.

Washington, D.C. 20037

(202) 457-6000

Calculation Of Filing Fee

Transaction Valuation*	Amount of Filing Fee*
184,800,000.00	21,750.96

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 4,400,000 shares of the outstanding common stock, without nominal or par value, at a price per share of $42.00.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A

Form or Registration No.: N/A

Filing Party: N/A

Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to the offer by Blair Corporation, a Delaware corporation (“Blair”), to purchase up to 4,400,000 shares of common stock, without nominal or par value, or such lesser number of shares as is properly tendered and not properly withdrawn, at a price of $42.00 per share, net to the seller in cash, without interest. Blair’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 20, 2005 and in the related Letter of Transmittal which, as amended or supplemented from time to time, together constitute the offer. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

Item 1. Summary Term Sheet.

The information set forth in the Summary Term Sheet in the Offer to Purchase by Blair dated July 20, 2005 (the “Offer to Purchase”) attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The information set forth in Section 10 (“Certain Information Concerning Blair”) of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in the last paragraph of the “Introduction” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in Section 8 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) This Tender Offer Statement is filed by the subject company. The information set forth in Section 10 (“Certain Information Concerning Blair”) and Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Securities of Blair”) of the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) The following information set forth in the Offer to Purchase is incorporated herein by reference: (i) Section 1 (“Number of Shares; Proration”); (ii) Section 1 (“Number of Shares; Proration”); (iii) Section 1 (“Number of Shares; Proration”); (v) Section 14 (“Extension of the Tender Offer; Termination; Amendment”); (vi) Section 4 (“Withdrawal Rights”); (vii) Section 3 (“Procedures for Tendering Shares”) and Section 4 (“Withdrawal Rights”); (viii) Section 5 (“Purchase of Shares and Payment of Purchase Price”); (ix) Section 1 (“Number of Shares; Proration”); and (xii) Section 13 (“Certain United States Federal Income Tax Consequences”).

(b) The information set forth in Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Securities of Blair”) of the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) The information set forth in Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Securities of Blair”) of the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a), (b) and (c) The information set forth in Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”) of the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b) Not applicable.

(d) The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a) And (b) The information set forth in Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Securities of Blair”) of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in Section 15 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

(a)(1) The financial statements for the fiscal years ending December 31, 2003 & 2004 contained in Blair Corporation’s Form 10-K for the fiscal year ended December 31, 2004 are incorporated herein by reference; (2) The financial statements for the quarter ended March 31, 2005 contained in Blair Corporations Form 10-Q for the quarter ended March 31, 2005 are incorporated herein by reference; (3) The ratio of earnings to fixed charges for the fiscal years ending December 31, 2003 & 2004 contained in Blair Corporation’s Form 10-K for the fiscal year ended December 31, 2004 are incorporated herein by reference and the ratio of earnings to fixed charges for the quarter ended March 31, 2005 contained in Blair Corporation’s Form 10-Q for the quarter ended March 31, 2005 is incorporated herein by reference; and (4) the book value per share for the quarter ended March 31, 2005 contained in Blair Corporation’s Form 10-Q for the quarter ended March 31, 2005 is incorporated herein by reference.

(b)(1), (2) And (3) The information set forth in Section 10 (“Certain Information Concerning Blair”) of the Offer to Purchase is incorporated herein by reference.

Item 11. Additional Information.

(a) The information set forth in Section 6 (“Conditional Tender of Shares”), Section 7 (“Conditions of the Tender Offer”), Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Securities of Blair”) and Section 12 (“Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase and in the related Letter of Transmittal, as each may be amended from time to time, is incorporated herein by reference.

Item 12. Exhibits.

The index to exhibits appears on the page immediately following the signature page of this Schedule TO.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLAIR CORPORATION

By:	/s/ JOHN E. ZAWACKI
Name:	John E. Zawacki
Title:	President, Chief Executive Officer and Director

Date: July 20, 2005

EXHIBIT INDEX

Exhibit No.
(a)(1)(i)	Offer to Purchase dated July 20, 2005
(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)
(a)(1)(iii)	Notice of Guaranteed Delivery
(a)(1)(iv)	Notice of Instructions (Options)
(a)(5)(i)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated July 20, 2005
(a)(5)(ii)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated July 20, 2005
(a)(5)(iii)	Letter to Stockholders dated July 20, 2005
(a)(5)(iv)	Summary of Advertisement
(a)(5)(v)	Employee FAQ
(a)(5)(vi)	Press Release, dated July 20, 2005
(b)(i)	Amendment Agreement, dated as of July 15, 2005, which amends the Receivables Purchase Agreement
(b)(ii)	Amended and Restated Credit Agreement, dated as of July 15, 2005
(c)	None
(d)(i)	“Standstill” Agreement between Blair Corporation and Loeb Arbitrage Fund and its affiliates dated May 24, 2005*
(d)(ii)	“Standstill” Agreement between Blair Corporation and Mr. Phillip Goldstein and Mr. Andrew Dakos dated May 24, 2005**
(d)(iii)	“Standstill” Agreement between Blair Corporation and Mr. Lawrence Goldstein, Santa Monica Partners Opportunity Fund L.P. and its affiliates dated May 25, 2005***
(d)(iv)	Change in Control Severance Agreement between Blair Corporation and Mr. Randall A. Scalise****
(d)(v)	Change in Control Severance Agreement between Blair Corporation and Mr. Robert D. Crowley*****
(d)(vi)	Change in Control Severance Agreement between Blair Corporation and Mr. Bryan J. Flanagan*****
(d)(vii)	Change in Control Severance Agreement between Blair Corporation and Mr. John E. Zawacki*****
(e)	None
(f)	None
(g)	None
(h)	None

*	Incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K (SEC File No. (001-00878)), as filed with the Securities and Exchange Commission on May 27, 2005.
**	Incorporated by reference to Exhibit 10.2 of the Company’s Form 8-K (SEC File No. (001-00878)), as filed with the Securities and Exchange Commission on May 27, 2005.
***	Incorporated by reference to Exhibit 10.3 of the Company’s Form 8-K (SEC File No. (001-00878)), as filed with the Securities and Exchange Commission on May 27, 2005.
****	Incorporated by reference to Exhibit 10.6 of the Company’s Form 10-Q (SEC File No. (001-00878)), as filed with the Securities and Exchange Commission on November 9, 2004.
*****	Incorporated by reference to Exhibit 10.7 of the Company’s Form 10-Q (SEC File No. (001-00878)), as filed with the Securities and Exchange Commission on November 9, 2004.